UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)
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MFS Intermediate Income Trust (MIN)
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

55273C107
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(CUSIP Number)

December 31, 2021
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(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  55273C107			13G		Page   2   of   6   Pages
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1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Sit Investment Associates, Inc.
	41-1404829
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)
	 (a) |___|
	 (b) |_X_|
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3	SEC USE ONLY

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4	CITIZENSHIP OR PLACE OF ORGANIZATION
		State of Minnesota
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			5	SOLE VOTING POWER
				14,166,521
NUMBER OF		-------------------------------------------------------
SHARES     		6	SHARED VOTING POWER
BENEFICIALLY			-0-
OWNED BY		-------------------------------------------------------
EACH			7	SOLE DISPOSITIVE POWER
REPORTING			14,166,521
PERSON		-------------------------------------------------------
WITH			8	SHARED DISPOSITIVE POWER
				-0-
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9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		14,166,521
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10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
		Not Applicable
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11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
		12.21%
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12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
Sit Investment Associates, Inc. (client accounts)		IA
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CUSIP No.  55273C107		13G		Page   3    of   6   Pages
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ITEM 1 (a)	Name of Issuer:
		MFS Intermediate Income Trust (MIN)

ITEM 1 (b)	Address of Issuer's Principal Executive Offices:
       		Attn: Legal Department
       		c/o Massachusetts Financial Services Company
       		111 Huntington Avenue - 24th Floor
		Boston, MN 02199

ITEM 2 (a)	Name of Person Filing: 	Sit Investment Associates, Inc.
Sit Investment Associates, Inc. ("SIA") is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

SIA has one subsidiary registered Investment Adviser:
1. Sit Fixed Income Advisors II, LLC  41-1894024

SIA is the Investment Advisor for fourteen mutual funds (the "Funds") which are comprised of five registered investment companies, two of which consist of series funds as listed below. SIA has the voting power and dispositive power for all securities owned by SIA and the following mutual funds.
	1)  Sit Mid Cap Growth Fund, Inc.
	2)  Sit Large Cap Growth Fund, Inc.
	3)  Sit U.S. Government Securities Fund, Inc.
	Sit Mutual Funds, Inc.
	4)	Sit International Growth Fund (series A)
	5)	Sit Balanced Fund (series B)
	6)	Sit Developing Markets Growth Fund (series C)
	7)  	Sit Small Cap Growth fund (series D)
	8)	Sit Dividend Growth Fund (series G)
	9)	Sit Global Dividend Growth Fund (series H)
	10)	Sit Small Cap Dividend Growth Fund (series I)
	11)	Sit ESG Growth Fund (series J)
	Sit Mutual Funds II, Inc.
	12)  	Sit Tax-Free Income Fund (series A)
	13)  	Sit Minnesota Tax-Free Income Fund (series B)
	14)	Sit Quality Income Fund (series E)

Of the affiliated entities indicated above, only SIA and its affiliates (client accounts) beneficially owned shares of the Issuer common stock as of December 31, 2021.

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CUSIP No. 55273C107		13G		Page   4   of   6   Pages
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ITEM 2 (b)	Address of Principal Business Office or, if none, Residence:

		3300 IDS Center
		80 South Eighth Street
		Minneapolis, MN  55402

ITEM 2 (c)	Citizenship:    Minnesota Corporation

ITEM 2 (d)	Title of Class of Securities:  Common Stock

ITEM 2 (e)	CUSIP Number:    55273C107

ITEM 3 (e)

(a) [    ]  Broker or Dealer registered under Section 15 of the Act
(b) [    ]  Bank as defined in section 3(a)(6) of the Act
(c) [    ]  Insurance Company as defined in section 3(a)(19) of the Act
(d) [    ]  Investment company registered under section 8 of the Investment
            Company Act
(e) [ X ]  Investment Adviser registered under section 203 of the
            Investment Advisers Act of 1940.
(f) [    ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
            1974 or Endowment Fund: see section 240.13d-1(b)(1)(ii)(F)
(g) [    ]  Parent Holding Company, in accordance with section 240.13d-
            1(b)(ii)(G) (Note: see Item 7)
(h) [    ]  A savings associations as defined in Section 3(b) of the Federal
       Deposit Insurance Act
(i) [    ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j) [    ]  A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J)
(k) [    ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(K)

ITEM 4	 Ownership

(a)	Amount Beneficially Owned:

       Number of shares beneficially owned by each reporting person with sole voting power; and aggregate amount beneficially owned by each reporting person:

       SIA and Affiliates Ownership as of 12/31/21:
	Shares
	SIA (client accounts)					14,166,521
	Total Shares Owned By SIA and Affiliated Entities   	14,166,521

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CUSIP No. 55273C107		13G		Page   5  of   6  Pages
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(b)	Percent of Class:
	Outstanding as of 12/31/21:   115,992,521

	SIA and Affiliates Ownership @ 12/31/21:
	% Owned
	SIA (client accounts)					12.21%
	Total Shares Owned By SIA and Affiliated Entities	12.21%


(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:  14,166,521
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of:  14,166,521
	(iv)	Shared power to dispose or to direct the disposition of:  0

ITEM 5 	Ownership of Five Percent or Less of a Class:  If this
statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].

ITEM 6		Ownership of More than Five Percent on Behalf of Another
Person:
		N/A

ITEM 7		Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company:
		N/A

ITEM 8		Identification and Classification of Members of the Group:
		N/A

ITEM 9		Notice of Dissolution of Group:
		N/A

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CUSIP No.  55273C107		13G		Page   6   of   6   Pages
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ITEM 10	Certification
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes of effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				SIT INVESTMENT ASSOCIATES, INC.

				Date:	February 10, 2022

				By: /s/ Paul E. Rasmussen

				Title: Vice President